Exhibit 1

October 2011

2011 Outlook

Forward looking information

This presentation contains certain forward-looking statements and information relating to CEMEX, S.A.B. de

C.V. and its subsidiaries (collectively, “CEMEX”) that are based on its knowledge of present facts, expectations and projections, circumstances and assumptions about future events. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental, and business conditions globally and in the countries in which CEMEX operates, CEMEX’s ability to comply with the terms and obligations of the financing agreement entered into with major creditors and other debt agreements, CEMEX’s ability to achieve anticipated cost savings, changes in interest rates, changes in inflation rates, changes in exchange rates, the cyclical activity of the construction sector generally, changes in cement demand and prices, CEMEX’s ability to benefit from government economic stimulus plans, changes in raw material and energy prices, changes in business strategy, changes in the prevailing regulatory framework, natural disasters and other unforeseen events and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Forward-looking statements are made as of the date hereof, and CEMEX does not intend, nor is it obligated, to update these forward-looking statements, whether as a result of new information, future events or otherwise.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON OUR MEXICAN FRS FINANCIAL STATEMENTS

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. 2

2011 guidance

Consolidated volumes for cement to grow by 1% and, on a like-to-like basis for the ongoing operations, we expect consolidated ready-mix and aggregates volumes to grow by 4% and 1%, respectively Cost of energy, on a per-ton-of-cement-produced basis, expected to increase by about 15% Total capital expenditures expected to be US$470 million, US$350 million in maintenance capex and US$120 million in strategic capex

No major change expected in cash taxes

We expect an important part of our year-to-date working capital investment to be reversed during the fourth quarter No significant change expected in cost of debt, including perpetual and convertible notes

Building blocks for 2011 covenant compliance

Millions of US dollars

Consolidated Funded Debt as of September 30, 2011 16,279

- Expected incremental reserve primarily for Certificados Bursátiles ~(150)

- Prepayment of Financing Agreement1 (131)

Estimated Consolidated Funded Debt as of December 31, 20112 ~16,000

Based on our debt reduction initiatives, operating EBITDA in 4Q11 would need to grow by 5% or more vs. 4Q10 to be in compliance with our 7.0x leverage covenant by year end

4Q11 performance could exceed this required operating EBITDA growth due to:

Impact of transformation savings

Expected sale of CO2 emission allowances Higher alternative fuels substitution

Potentially easier comparison, as 4Q10 saw harsh weather in Europe and Colombia

1 Paid on October 19, 2011

2 Based on exchange rates as of September 30, 2011

2011 Outlook: Selected countries

Domestic gray cement Ready mix Aggregates

Volumes Volumes Volumes

Consolidated 1% 4% 1%

Mexico 2% 8% (2%)

United States (3%) (8%)1 (6%)1

Spain (16%) (16%) (17%)

UK 6% 9% 3%

France N/A 10% 10%

Germany 14% 13% 11%

Poland 13% 24% 2%

Colombia 6% 34% 51%

Philippines (7%) N/A N/A

Given the current situation in Egypt, we are not providing volume outlook for this country

1 On a like-to-like basis for the ongoing operations 5